

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2016

Martin Nussbaum, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104-2808

     Re: Monster Worldwide, Inc.
             Soliciting Material filed pursuant to Exchange Act Rule 14a-12
             Filed October 4, 2016
             File No. 001-34209

Dear Mr. Nussbaum:

     We have reviewed the filing above and have the following comment.

<u>General</u>

1.   We note the statement in the above filing indicating that MNG's consent solicitation is an attempt to take control of the Company without paying stockholders a control premium. We are unaware of any legal requirement that obligates a non-management party to pay a control premium for any proxy or consent solicitation undertaken in compliance with Exchange Act Section 14(a) and Regulation 14A seeking a shareholder's consent or proxy to elect such party's nominees. Please refrain from creating the impression that a "premium" is legally or otherwise required given the prohibition in Exchange Act Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances under which it is made.

*   *   *

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions